[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2010
DIVISION OF MARKET REGULATION

SECU 10029859 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 52232

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fortis Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MM

FORTIS SECURITIES LLC
(WHOLLY OWNED SUBSIDIARY OF FSI HOLDINGS INC.)
(SEC I.D. NO. 8-52232)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Managers and Member
Fortis Securities LLC
New York, NY

We have audited the accompanying statement of financial condition of Fortis Securities LLC (wholly owned subsidiary of FSI Holdings Inc.) (the "Company"), as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Fortis Securities LLC at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2010

Fortis Securities LLC
(Wholly Owned Subsidiary of FSI Holdings Inc.)
Statement of Financial Condition
December 31, 2009
(in thousands)

Assets	
Cash and cash equivalents	$ 54,321
Securities purchased under agreements to resell	5,998,010
Securities borrowed	8,437
Deposits with clearing organizations	17,909
Receivables:	
Customers	12,133
Broker-dealers and clearing organizations	173,618
Interest and dividends receivable	1,622
Deferred tax asset	391
Other assets	4,502
Total assets	$ 6,270,943
Liabilities and Member's Capital	
Liabilities:	
Short-term borrowings	$ 174,200
Securities sold under agreements to repurchase	5,357,494
Payables:	
Customers	42,264
Broker-dealers and clearing organizations	78,320
Interest and dividends payable	7,785
Other liabilities	6,400
Total liabilities	5,666,463
Subordinated borrowings	225,000
Member's capital:	
Member's capital	375,150
Retained earnings	4,330
Total member's capital	379,480
Total liabilities and member's capital	$ 6,270,943

See notes to the statement of financial condition

(1) Organization and Nature of Business

Fortis Securities LLC (the "Company") is a wholly owned subsidiary of FSI Holdings Inc. (the "Parent"). The Parent is a wholly owned subsidiary of Fortis Capital Corporation, which is a wholly owned subsidiary of Fortis Bank S.A/N.V. ("Fortis Bank"). On May 12th, 2009, BNP Paribas ("BNPP") acquired 75% of Fortis Bank. The remaining 25% is owned by the Federal Public Service for Participations and Investments ("FPSPI"), a company wholly owned by the state of Belgium. A transaction in which BNPP will acquire the 25% share owned by FPSPI has received regulatory approval but has not yet closed.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and the Financial Industry Regulatory Authority ("FINRA"). The Company is also registered with the Commodity Futures Trading Commission ("CFTC") as an introducing broker and is a member of the National Futures Association ("NFA"). The Company provides clearing and brokerage services to various clients and provides investment banking and other corporate finance activities. During 2009, the Company engaged in various proprietary activities, including securities lending and borrowing and trading debt securities, but has ceased those activities as of December 31, 2009.

(2) Significant Accounting Policies

(a) Basis of Presentation

The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

The Company defines cash equivalents to be highly liquid investments, with original maturities of less than ninety days, which may include federal funds sold on an overnight basis. The Company maintains amounts due from banks which, at times, may exceed federally insured limits.

(c) Cash and Securities Segregated Under Federal and Other Regulations

Cash and securities segregated for benefit of customers include cash and securities segregated in compliance with Federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts. Generally these securities are sourced from Securities repurchased under agreements to resell.

(d) ***Income Taxes***

The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740 (formerly Statement of Financial Accounting Standard ("SFAS") No. 109, *Accounting for Income Taxes*). FASB ASC 740 (formerly SFAS 109) requires that deferred taxes be established based upon the temporary differences between financial statement and income tax bases of assets and liabilities using the enacted statutory rates. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The Company's deferred tax asset is presented in the Statement of Financial Condition under the caption Deferred tax asset.

The Company does not file tax returns on a stand-alone basis. The Company is disregarded as a separate entity and its income, expense, assets and liabilities are included in that of its Parent.

Pursuant to a tax sharing arrangement, the Company establishes an intercompany payable / receivable for any current tax expenses / benefits. Deferred tax is provided in full, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Statement of Financial Condition. Deferred taxes are recorded in the category Deferred tax asset on the Statement of Financial Condition.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740 (formerly SFAS 109). Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

(e) ***Collateralized Transactions***

(i) **Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase**

Securities purchased under agreements to resell ("reverse repurchase agreements") and securities sold under agreements to repurchase ("repurchase agreements") are accounted for as collateralized financing transactions and are recorded at their contracted resale or repurchase amounts. Due to the highly liquid nature of the underlying collateral (primarily U.S. government and agency securities) and the short-term maturity of these agreements, contractual amounts approximate fair value. It is the policy of the Company to take possession of securities in order to collateralize reverse repurchase agreements. The collateral value, including accrued interest, is monitored daily and additional collateral is obtained when appropriate to protect the Company in the event of default by the counterparty. Substantially all repurchase and reverse repurchase activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and offset receivables and payables with the same counterparty. Accrued interest income and accrued interest expense are reported

as part of Interest and dividends receivable and Interest and dividends payable, respectively, on the Statement of Financial Condition.

Reverse repurchase agreements and repurchase agreements are reported net by counterparty, when applicable, pursuant to the provisions of FASB ASC 210 (formerly FASB Interpretation ("FIN") 41, *Offsetting of Amounts Related to Certain Reverse Repurchase and Repurchase Agreement).* At December 31, 2009, the Company recorded $5.4 billion of reverse repurchase and repurchase agreements net in accordance with FASB ASC 210 (formerly FIN 41).

***(ii)* Securities Borrowed and Loaned Transactions**

Securities borrowed and securities loaned transactions are accounted for as collateralized financing transactions. These transactions are recorded at their contracted amount (the amount of cash or other collateral advanced or received) and involve the receipt or delivery of equity and debt securities.

Securities borrowed transactions require the Company to deposit cash, letters of credit or other collateral with the lender in excess of the market value of the securities borrowed. With respect to securities loaned, the Company receives cash or other collateral in an amount generally in excess of the market value of the securities loaned. The cash or other collateral is monitored daily and additional cash or collateral is obtained when appropriate to protect the Company in the event of default by the counterparty. Accrued interest income and interest expense on securities borrowing or lending transactions are shown in the category Interest and dividends receivable or Interest and dividends payable, respectively, on the Statement of Financial Condition.

***(iii)* Securities Pledged as Collateral and Obligations to Return Collateral**

The Company may pledge firm-owned assets to collateralize agreements and other secured financings. Pledged securities that can be sold or re-pledged by the secured party would be parenthetically disclosed in financial instruments owned on the Statement of Financial Condition. As of December 31, 2009, there were no firm-owned assets that were pledged to collateralize agreements and other secured financings.

In transactions where the Company acts as a lender in a securities lending agreement and receives securities that can be pledged or sold as collateral, it recognizes an asset on the Statement of Financial Condition, representing the securities received, and a liability for the same amount, representing the obligation to return those securities. At December 31, 2009, there were no securities pledged as collateral and no obligations to return collateral.

As of December 31, 2009, the Company has received collateral of approximately $11.4 billion under agreements to resell and securities borrowed transactions of which approximately $10.8 billion of these securities are repledged as part of other financing arrangements. The remaining collateral of approximately $0.6 billion is held in custody by custodial agents.

f) Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets, which are recorded at contracted amounts approximating fair value consist largely of short-term secured receivables, including securities purchased under agreements to resell, receivables from customers and receivables from broker-dealers and clearing organizations. Similarly, the Company's short-term liabilities, such as securities sold under agreements to repurchase, short-term borrowings, payables to customers and payables to broker-dealers and clearing organizations, are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and/or short-term maturities, in many cases overnight and, accordingly, their fair values are not materially affected by changes in interest rates or market movements. Subordinated borrowings are recorded at contracted amounts, approximating fair value as these instruments have variable rates and accordingly their fair values are not materially affected by changes in interest rates or market movements.

(g) Securities Transactions

Customers' securities transactions are recorded on a settlement-date basis with related commission income and expenses recorded on a trade-date basis. The Company's proprietary securities transactions are recorded on a trade-date basis. Marketable securities are valued at market value while securities not readily marketable are valued at fair value as determined by management. Non-exchange traded financial instruments are traded in over-the-counter ("OTC") markets by dealers or other intermediaries from whom market prices are obtainable. Quotations are available from various sources for many financial instruments traded in the OTC market. Those sources include individual market makers and financial reporting services.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded on a net basis in the Statement of Financial Condition.

(h) Investment Banking

Investment banking revenues include underwriting revenues and fees for merger and acquisition advisory services, which are accrued when services for the transactions are substantially completed. Transaction-related expenses are deferred to match revenue recognition.

(i) Commissions

Commission revenues and related clearing expenses are recorded on a trade-date basis. Commission revenues are recognized when the performance of the obligation is complete.

(j) Foreign Currencies

The Company has certain cash on deposit with banks denominated in foreign currencies and has payables to customers and counterparties also in foreign currencies.

These assets and liabilities are translated at closing exchange rates at December 31, 2009.

(k) ***Clearing Organization***

The Company is required to own shares of a clearing organization pursuant to an agreement among the clearing organization and the Company. The shares owned are recorded at cost, less any impairment for permanent impairments and are included in Other Assets in the Statement of Financial Condition as of December 31, 2009.

(l) ***New Accounting Pronouncements***

In July 2009, the FASB issued FASB ASC 105 (formerly SFAS 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB Statement No. 162*). FASB ASC 105 (formerly SFAS 168) establishes the FASB Accounting Standards Codification ("Codification") to become the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. All existing accounting standard documents are superseded. All other accounting literature not included in the Codification will be considered non-authoritative. The Codification does not change current GAAP. SFAS 168 and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of FASB ASC 105 (formerly SFAS 168) did not have a material impact on the Company's financial statements. References to authoritative U.S. GAAP literature, however, in the Company's Statement of Financial Condition and notes thereto have been updated to reflect new Codification references.

In May 2009, the FASB issued FASB ASC 855 (formerly SFAS 165, *Subsequent Events*). This Statement establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this Statement sets forth: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events and transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This Statement is effective for interim or annual financial periods ending after June 15, 2009. The adoption is reflected in Note 14.

In June 2009, FASB issued FASB ASC 860 (formerly SFAS 166, *Accounting for Transfers of Financial Assets – an amendment of FASB Statement No. 140*). This Statement improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and the transferor's continued involvement, if any, in the transferred financial assets. Additionally, the concept of qualifying special purpose entity is no longer relevant upon adoption. This Statement must be applied as of the beginning of the Company's first annual reporting period that begins after November 15, 2009. For the Company, the effective date of this Statement is January 1, 2010.

Early adoption is prohibited. The adoption of FASB ASC 860 (formerly SFAS 166) is not expected to have a material impact on the Company's Statement of Financial Condition.

In October 2008, the FASB issued FASB ASC 820 (formerly FASB Staff Position ("FSP") 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*). FASB ASC 820 (formerly FSP 157-3) clarified the application of SFAS 157, *Fair Value Measurements*, in a market that is not active and provided an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The adoption of FASB ASC 820 (formerly FSP 157-3) did not have a material impact on the Company's Statement of Financial Condition.

In April 2009, the FASB issued FASB ASC 820 (formerly FSP 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*) and FASB ASC 270 (formerly FAS 107-1 and APB 28-1, *Interim Disclosures about Fair Value of Financial Instruments*). FASB ASC 820 (formerly FSP 157-4) provides additional application guidance in determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what SFAS 157 states is the objective of fair value measurement to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. The Company adopted FASB ASC 820 (formerly FSP 157-4) in the year ended December 31, 2009. The adoption did not have a material impact on the Company's Statement of Financial Condition.

In September 2009, the FASB issued ASU 2009-06, *Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities*, which provides guidance on (1) what constitutes a tax position for a pass-through or not-for-profit entity, (2) determining when an income tax is attributed to the reporting entity or its owners, and (3) accounting for uncertainty in income taxes when applied to a group of related entities composed of both taxable and nontaxable entities. This ASU also eliminates the disclosures required by FASB ASC 740 (formerly paragraph 21 of FIN 48, *Accounting for Uncertainty in Income Taxes)* for nonpublic entities. This ASU is effective for interim and annual periods ending after September 15, 2009, for entities currently applying the guidance in FASB ASC 740 (formerly FIN 48) on accounting for uncertainty in income taxes. For entities that have deferred this guidance, the ASU is effective upon initial adoption of the guidance from ASC 740 (formerly FIN 48). The adoption of this ASU did not have a material impact on the Company's Statement of Financial Condition.

(3) Fair Value Measurements

FASB ASC 820 (formerly SFAS 157) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to

transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 (formerly SFAS 157), are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company had no significant assets or liabilities measured at fair value on recurring, or non-recurring, basis as of December 31, 2009.

(4) Receivable From and Payable To Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2009, consist of the following (in thousands):

	Receivable	Payable
Securities failed-to-deliver/receive	$ 148,664	$ 48,882
Receivable from and payable to clearing organizations	24,218	2,831
Receivable from and payable to broker-dealers	736	26,607
	$ 173,618	$ 78,320

(5) Related Party Transactions

The Company has various service agreements with the Parent and various other affiliates of the Parent. The Company shares many of the same resources to benefit from the infrastructural cost savings in the conduct of its business.

The Parent and other entities under common ownership of Fortis Bank provide various administrative services, as defined in the respective service level agreement (the "agreement"), such as legal, compliance, information services and human resources among

others, to the Company, for which the Company is charged in accordance with the agreement.

The Company has several transactions with its affiliates. On November 30, 2009, the Company sold the remaining asset backed securities held on its books to an affiliate and received proceeds of $21,772,000.

At December 31, 2009, included in Other assets and Other liabilities are receivables from and payables to affiliates of $969,000 and $181,400, respectively. Interest and dividends payable in the Statement of Financial Condition includes payables to affiliates of $26,000. Receivables and payables to customers in the Statement of Financial Condition include receivables from and payables to affiliates of $1,226,000 and $28,657,000, respectively.

The Company enters into several transactions with its affiliates through securities lending, financing and clearing activities. The Company reported repurchase agreements with an affiliate in the amount of $88,170,000 at December 31, 2009.

(6) Short Term Borrowings

At December 31, 2009, the Company had short term borrowings totaling $ 174,200,000 which consisted of unsecured loans with affiliates. The borrowings bear a market rate of interest of 0.28% at December 31, 2009.

(7) Subordinated Borrowings

The Company has entered into revolving subordinated loan agreements with Fortis Bank S.A./N.V. One agreement, with an effective date of May 24, 2004 and scheduled to mature on May 1, 2010, is in the amount of $225,000,000, and the other agreement, with an effective date of November 15, 2007 and scheduled to mature on November 15, 2010, is in the amount of $375,000,000. FINRA has approved both agreements, thus making them available in computing net capital pursuant to the U.S. Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"). As of December 31, 2009, $225,000,000 was drawn against the agreement with the effective date of May 24, 2004 at a market rate of interest of 0.23%.

(8) Employee Benefit Plans

The Company participates in the Fortis Americas 401(k) Plan (the "Plan"). Each year, participants may contribute up to 20% of pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code limitations. Participants may also contribute amounts representing rollover distributions from other qualified plans. The Company may make a nondiscretionary matching contribution up to 100% of the first 4% of base compensation that a participant contributes as pretax contributions to the Plan. In addition, the Company will make a profit sharing contribution up to the first 2% of a participant's base compensation.

(9) Income Taxes

At December 31, 2009, the Company's net deferred tax asset of $391,100 is comprised of $7,999,000 of deferred tax assets, no deferred tax liabilities and a valuation allowance of $7,608,000. The net deferred tax asset is due to timing differences arising from the tax

benefit on certain deferred compensation payments. During the year ended December 31, 2009, the Company has recorded a valuation allowance of $5,608,000 on the state and local deferred tax assets, as management believes that it is more likely than not that the benefit related to the net deferred tax asset will not be realized in the future.

The cumulative New York State NOL carryforward of $4,838,000 is subject to a full valuation allowance and the New York City NOL carryforward of $2,770,000 is subject to a full valuation allowance which can be utilized through 2027.

The Company adopted the provisions of ASC 740 (formerly FIN 48, *Accounting for Uncertainty in Income Taxes*), on January 1, 2007. The Company does not have any unrecognized tax benefits at January 1, 2007 or December 31, 2009. There were no additions, deductions or settlements during the period.

Accrued interest and penalties are included in Accrued expenses and other liabilities in the Statement of Financial Condition. At December 31, 2009, the Company had no accrued interest or penalties related to unrecognized tax benefits in the Statement of Financial Condition.

The Company does not expect unrecognized tax benefits to change significantly during the twelve months subsequent to December 31, 2009.

The Company's federal income tax return, filed as part of Fortis Capital Corporation, and its state and local income tax returns, filed as part of the FSI Holdings Inc. group, are routinely subject to examination from various governmental taxing authorities. The Company's federal income tax returns for years after 2004 may still be examined by the Internal Revenue Service. Currently, the Internal Revenue Service is conducting an examination for years 2004 through 2007. New York City income tax examinations are underway for years 2007 through 2008. The Company's New York State income tax returns for years after 2005 may still be examined. It is not possible to estimate when those examinations currently underway may be completed.

(10) Regulatory Requirements

The Company is subject to the SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, as permitted by the SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2009, the Company had net capital of $581,035,000, which was $580,785,000 in excess of required net capital of $250,000.

The Company is also subject to the SEC Customer Protection Rule ("SEC Rule 15c3-3"), which requires, under certain circumstances, that cash or securities be deposited into a special reserve bank account for the exclusive benefit of customers and for the proprietary accounts of introducing brokers. At December 31, 2009, the Company's SEC Rule 15c3-3 reserve computation indicated a reserve requirement of $38,881,000. At December 31, 2009, the Company had qualified securities in the amount of $70,618,000 segregated in its account reserved for the exclusive benefit of customers. These securities were sourced from Securities repurchased under agreements to resell in the Statement of Financial Condition.

The Company is also required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB"). At December 31, 2009, the Company's PAIB reserve computation indicated a reserve requirement of $3,009,000. At December 31, 2009, the Company had qualified securities in the amount of $31,380,000 segregated in its PAIB reserve account. These securities were sourced from Securities repurchased under agreements to resell in the Statement of Financial Condition.

(11) Commitments and Contingencies

In the normal course of business, the Company enters into underwriting commitments. The Company had no underwriting commitments that were open at December 31, 2009.

On April 14, 2008, a counterparty to a securities underwriting (the "counterparty") commenced an action against the Company in the Supreme Court of the State of New York, County of New York (the "Action"). The complaint in the Action asserts one count of breach of contract against the Company (the "Complaint") stemming from an engagement letter the parties entered into on or about February 21, 2007. On June 4, 2008, the Company answered the Complaint, denying the counterparty's allegation and setting forth affirmative defenses. On November 24, 2008, the counterparty amended its complaint ("Amended Complaint"). The Amended Complaint also names Fortis Bank as a defendant seeking to hold it liable for the Company's alleged breach of contract via alter ego or agency theories. It also asserts a tortuous interference with contract claim against Fortis Bank. The counterparty seeks damages of at least $175 million.

On January 15, 2009, Fortis Bank moved to dismiss all claims against it, and the Company moved to dismiss the claim of fraudulent inducement. On April 8, 2009, the Court denied the motion in its entirety.

On May 13, 2009, the Company and Fortis Bank answered the Amended Complaint. Additionally, Fortis Bank filed counterclaims against the counterparty for breach of contract, breach of fiduciary duty and fraudulent inducement. These claims stem from a warehouse agreement the parties entered into on or about March 5, 2007. The counterparty answered the counterclaims on June 12, 2009. Fortis Bank seeks damages of at least $400 million.

The matter is in the discovery stage and the Company is unable at this time to evaluate the likelihood of an unfavorable outcome or estimate the range of potential loss. The Company believes it has meritorious defenses and is vigorously contesting this Action.

The Company is also involved in other various legal proceedings that have arisen in the normal course of business. Management believes that resolution of these matters will not have a material effect on the Company's financial condition.

In accordance with FASB ASC 450 (formerly SFAS 5, *Accounting for Contingencies)*, the Company's policy regarding legal and other contingencies is to accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. At December 31, 2009, the Company believes that no liability has been incurred and no accrual is necessary.

(12) Obligations Under Guarantees

The Company provides guarantees to securities clearinghouses. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the Statement of Financial Condition for these transactions.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle, with the applicable clearinghouse, trades submitted for or by such clients. Trades are submitted either individually, in groups or series or, if specific arrangements are made with a particular clearinghouse and client, all transactions with such clearing entity by such client. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make unreimbursed payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no contingent liability is carried on the Statement of Financial Condition for these transactions.

(13) Credit Risk

The Company acts as a dealer of securities in the capital markets and, consequently, has credit risk for the timely repayment of principal and interest regarding its holdings of securities. Credit risk is measured by the loss the Company would record if its counterparties failed to perform pursuant to the terms of their contractual obligations and the value of collateral held, if any, was not adequate to cover such losses. Specifically, the Company's potential credit loss exposure for contractual commitments is equal to the market or fair value of contractual commitments that are in a net asset position less the effect of master netting agreements. The Company has established controls to monitor the creditworthiness of counterparties, as well as the quality of pledged collateral, and uses master netting agreements whenever possible to mitigate the Company's exposure to counterparty credit risk. The Company may require counterparties to submit additional collateral when deemed necessary. The Company also enters into collateralized financing agreements in which it extends short-term credit. The Company controls the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. Government or its agencies.

Concentrations of credit risk from financial instruments, including contractual commitments, exist when groups of issuers or counterparties have similar business characteristics or are engaged in like activities that would cause their ability to meet their contractual commitments to be adversely affected, in a similar manner, by changes in the economy or other market conditions. The Company monitors credit risk on both an individual and group counterparty basis. The Company minimizes this risk through credit reviews, approvals, trading limits, and monitoring procedures.

(14) Subsequent Events

The Company has evaluated subsequent events through February 26, 2010, the date this financial statement was available to issue. On January 21, 2010, the Company repaid, with FINRA's approval, the $225,000,000 that had been drawn under its revolving subordinated loan agreement with Fortis Bank.

* * * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2010

Fortis Securities LLC
520 Madison Ave
New York, NY 10022

In planning and performing our audit of the financial statements of Fortis Securities LLC (wholly owned subsidiary of FSI Holdings Inc.) (the "Company"), as of and for the year ended December 31, 2009 (on which we issued our report dated February 26, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve requirements by Rule 15c3-3(e), including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers (PAIB); (2) making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession of control of all fully paid and excess margin securities of customers as required by 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in the following: (1) making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; (2) making the daily computations of the segregation requirement of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and (3) making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the

practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Managers, Member, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., the National Futures Association, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP